PRESS RELEASE Paris, November 10, 2011

KEY FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

 (UNAUDITED IFRS FIGURES)

CONTINUED ORGANIC REVENUE GROWTH
ADJUSTED OPERATING CASH FLOW PROGRESSION
CONTROLLED INVESTMENTS AND GENERATION OF CASH
ADJUSTED OPERATING INCOME EXCLUDING VTD DECLINED 12.9% AT
CONSTANT EXCHANGE RATES COMPARED TO 2010 PUBLISHED FIGURES

▪	Revenue of €23,963.4 million increased 3.7% at constant scope and exchange rates*
o
Good progression in Water division revenue: +2.1% at constant scope and exchange rates, related to the recovery in Technologies and Networks activity and the solid contribution of Operations activities in Europe and in Asia, despite the negative impact of contractual changes in France and unfavorable summer weather conditions

o
Strong organic growth in the Environmental Services division: +7.0% at constant scope and exchange rates, related in particular to the positive differential of recycled raw materials prices and an improvement in activity levels, notably for hazardous waste treatment volumes, partially offset by a deceleration in growth during the third quarter

o
Energy Services division revenue grew 2.1% at constant scope and exchange rates, notably due to the effect of higher energy prices, which compensated for the negative impact of less favorable weather conditions throughout Europe in 2011 compared to 2010.

o	Transportation: revenue was €2,275.1 M and was recorded as external growth*.

▪
Adjusted operating cash flow increased 1.0% at current exchange rates (+1.2% at constant exchange rates) to €2,391.2 million compared to re-presented(1) €2,368.6 million for the nine months ended September 30, 2010. Excluding Veolia Transdev, adjusted operating cash flow declined 6.3% at constant exchange rates compared to previously published figures for the nine months ended September 30, 2010.

▪
Adjusted operating income* declined 8.6% at current exchange rates (-9.0% at constant exchange rates) to €1,250.9 million compared to re-presented(1) €1,368.7 million for the nine months ended September 30, 2010, following the negative impact of contractual erosion, particularly in Water in France, the local operational difficulties communicated in the first half of 2011, as well as costs of implementing savings and restructuring plans. Excluding Veolia Transdev, adjusted operating income declined by 12.9% at constant exchange rates compared to previously published figures for the nine months ended September 30, 2010.

_______________________________
* see definitions at the end of the press release
1 The 2010 financial statements have been re-presented to ensure the comparability of periods:
- reclassification into “Net income from discontinued operations” of the following: Energy Services activities in Germany, Environmental Services activities in Norway, “Proxiserve” activities in the Water and Energy Services divisions and Water activities in the Netherlands;
- reclassification into “Net income from discontinued operations” of the entire Transportation division;
- reclassification into continuing activities of Renewable Energy activities in the Energy Services division.

▪	Free Cash Flow* of €58 million versus -€220 million for the nine months ended September 30, 2010
o	Improvement in working capital of €116 million compared to June 30, 2011
o	Controlled investments: €1,846 million versus €2,077 million at September 30, 2010
o	Completed divestments of €1,169 million, in line with the annual objective of €1.3 billion in divestments in 2011.

▪	Net financial debt* down: €15.0 billion at September 30, 2011 versus €15.2 billion at December 31, 2010.

Outlook

▪	The objectives of continued organic revenue growth, €250 million in costs savings, divestments of €1.3 billion and positive free cash flow after payment of the dividend are confirmed.

▪
The Company expects a downturn at constant exchange rates in full year adjusted operating income excluding Veolia Transdev, compared to 2010 published adjusted operating income excluding Veolia Transdev. The amount of this decrease may be similar to that reported for the nine months ending September 30, 2011.

Antoine Frérot, Chairman and CEO of Veolia Environnement stated: “The results of Veolia Environnement for the nine months ended September 30, 2011 continue to be impacted by the operational difficulties in a certain number of our operations. The reorganization is progressing, and the operational difficulties in Southern Europe, North Africa and the United States are in the process of being resolved. Investments are under control and the 2011 divestment program has largely been completed, which will enable us to reach the objective we have set for ourselves: to achieve the path to profitable growth with a more concentrated scope.”

Veolia Environnement will organize an Investor Day in Paris, France on December 6, 2011, during which management will present an assessment of the initial results of the Company’s accelerated transformation, as well as the new profile of the “Veolia Environnement of tomorrow”.

Key figures for the nine months ended September 30, 2011(1)

Revenue (€ million)
Nine months ended September 30, 2011	Nine months ended September 30, 2010 re-presented	Nine months ended September 30, 2010 published	% Change 2011/2010	Internal growth*	External growth*	Foreign exchange impact
23,963.4	20,684.9	25,467.9	+15.8%	+3.7%	+12.3%	-0.2%

Business activity

The third quarter of 2011 was marked by a decline in water volumes sold due to unfavorable summer weather conditions and contractual erosion in the Water division in France. The Environmental Services division was impacted by a slow-down in growth in industrial production in the major European countries in July and August 2011, despite recycled raw material prices remaining at a high level.

Veolia Environnement consolidated revenue increased 15.8% to €23,963.4 million for the nine months ended September 30, 2011, compared to re-presented consolidated revenue of €20,684.9 million for the same period in 2010.

The third quarter of 2011 posted significant growth of 16.4% vs. the third quarter of 2010, attributable to the Veolia Transdev combination.

Organic growth (at constant scope and exchange rates) continued in the third quarter 2011, despite a less favorable base effect, particularly in the Environmental Services division.

The impact of consolidation scope on revenue for the nine months ended September 30, 2011 includes the first time consolidation of Veolia Transdev in the amount of €2,275.1 million (+11.0%). In addition to targeted acquisitions performed in 2010 in the Water division which contributed €230.8 million in revenue (primarily the impact of the acquisition of certain United Utilities group assets), external growth was negative in the Environmental Services division (-€26.7 million), but positive by €72.0 million in the Energy Services division (following the acquisition of certain NWR group businesses in the Czech Republic in 2010).

At constant scope and exchange rates, revenue for the nine months ended September 30, 2011 increased 3.7% from re-presented revenue for the same period in 2010. This growth is primarily attributable to:
▪
the positive differential of recycled raw material prices in the amount of €194 million (mainly in France and Germany), and an improvement in activity levels notably for the treatment of hazardous waste volumes, partially offset by a deceleration in growth during the third quarter;

▪
an increase in Water division revenue primarily related to the recovery in the Technologies & Networks business and the solid contribution of Operations activities in Europe (mainly Germany and Central and Eastern Europe) and Asia, and despite the negative impact of contractual changes in France and unfavorable summer weather conditions;

▪
higher energy prices (with an impact of €156 million compared to the nine months ended September 30, 2010), offset by a negative climate effect at the beginning of the year in the Energy Services division, a downturn in the Works business and a halt in new installations in the solar panel sector in Southern Europe.

_______________________________
* see definitions at the end of the press release
1 The 2010 financial statements have been re-presented to ensure the comparability of periods:
- reclassification into “Net income from discontinued operations” of Energy Services activities in Germany, Environmental Services activities in Norway, “Proxiserve” activities in the Water and Energy Services divisions and Water activities in the Netherlands;
- reclassification into “Net income from discontinued operations” of the entire Transportation division;
- reclassification into continuing activities of Renewable Energy activities in the Energy Services division.

The share of revenue generated outside France was €14,730.0 million, representing 61.5% of total revenue, compared to 60.9% of total re-presented revenue for the nine months ended September 30, 2010.

The foreign exchange impact of €39.7 million primarily reflects the appreciation against the euro of the following currencies: the Australian dollar in the amount of €57.5 million, the Swiss franc in the amount of €23.6 million and Eastern European currencies (Czech Republic and Poland) in the amount of €36.4 million, offset by the depreciation of the US dollar in the amount of -€114.6 million and the pound sterling in the amount of -€27.3 million.

Operating performance

Adjusted operating cash flow increased 1.2% at constant exchange rates to €2,391.2 million for the nine months ended September 30, 2011, compared to re-presented €2,368.6 million, for the nine months ended September 30, 2010.  Adjusted operating cash flow benefited in this period from the contribution of the new entity Veolia Transdev by €124.9 million, which was recorded in external growth. Excluding Veolia Transdev, adjusted operating cash flow declined 6.3% at constant exchange rates during the nine months ended September 30, 2011, compared to previously published figures for same period in 2010.
The adjusted operating cash flow margin fell 1.5 points to 10%, compared to re-presented 11.5% for the nine months ended September 30, 2010.

The increase in adjusted operating cash flow for the nine months ended September 30, 2011 was affected by:

▪	the downturn in the operating performance of Marine Services (-€43 million), and of all company operations in Southern Europe, mainly in Italy (-€34 million),

▪	the consequences of contract terminations related to the Company’s accelerated restructuring and the downturn in the economic environment in Southern Europe and North Africa,

▪
the decrease in operating performance in the Water division, primarily due to contractual erosion in France and a one-off increase in asset maintenance expenses in the first quarter of 2011, primarily in the United Kingdom, and despite the good contribution of activities in the Asia-Pacific region,

▪	the favorable impact of the increase in recycled raw material prices, and volume effects in the Environmental Services division,

▪	the positive impact of energy prices, partially offset by weather conditions that were generally less favorable in 2011 than in 2010 in the Energy Services division,

▪	costs associated with reductions in head office expenses and operational restructurings.

The effects of the Company Efficiency Plan contributed €184 million to the growth in adjusted operating cash flow for the nine months ended September 30, 2011 (including €12 million for the new entity Veolia Transdev recorded in external growth).

Adjusted operating income declined 9.0% at constant exchange rates to €1,250.9 million for the nine months ended September 30, 2011, compared to re-presented €1,368.7 million, for the same period in 2010. Excluding the Transportation business, adjusted operating income fell 12.9% at constant exchange rates for the nine months ended September 30, 2011, compared to previously published figures for the same period in 2010.

In addition to the negative impacts identified above in adjusted operating cash flow, asset impairments had an impact on adjusted operating income of -€36.7 million.

Adjusted operating income for the nine months ended September 30, 2011 includes capital gains or losses on industrial and financial divestments, net of fair value adjustments on Marine Services assets related to the advancement of the divestment process during the third quarter of 2011, for a total amount of -€1.9 million, compared to re-presented €93.7 million for the nine months ended September 30, 2010.  The majority of capital gains generated in 2011 were recorded in net income from discontinued operations.

Due to tight control over gross investments, which totaled €1,846 million, and divestments of €1,169 million completed during the first three quarters of 2011, free cash flow* totaled +€58 million (compared to  -€220 million for the nine months ended September 30, 2010).

Overall, net financial debt was €15.0 billion as of September 30, 2011, compared to €15.2 billion at December 31, 2010.

Objectives and outlook

The objectives of continued organic revenue growth, €250 million in costs savings, divestments of €1.3 billion and positive free cash flow after payment of the dividend are confirmed.

The Company expects a downturn at constant exchange rates in full year adjusted operating income excluding Veolia Transdev, compared to 2010 published adjusted operating income excluding Veolia Transdev. The amount of this decrease may be similar to that reported for the nine months ending September 30, 2011.

Results by division

Water
Revenue (€ million)
Nine months ended September 30, 2011	Nine months ended September 30, 2010 re-presented	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
9,284.1	8,885.1	+4.5%	+2.1%	+2.6%	-0.2%

The increase in Water division revenue at constant scope and exchange rates is primarily due to the good level of activity in Europe, particularly in Germany and Central and Eastern Europe, and the ramp-up of activities in Asia.

▪
External growth in the Water division revenue in the nine months ended September 30, 2011 is mainly attributable to the integration of assets purchased from United Utilities in the United Kingdom and Central Europe in November 2010.

▪
Revenue from Operations increased 4.5% at current exchange rates (+1.7% at constant scope and exchange rates). In France, revenue declined 1.5% (-1.6% excluding scope effects), due to contractual erosion (particularly on the new SEDIF “Syndicat des Eaux d’Ile de France” contract) and a downward trend in volumes sold compared to 2010, particularly in July 2011 due to weather conditions (-1.7% over the first nine months of 2011 compared to 2010). Outside France, revenue increased 8.2%, (+3.8% at constant scope and exchange rates). In Europe, revenue grew 12.4% (+3.5% at constant scope and exchange rates) due to the favorable contribution of activities in Germany and the good performance recorded in Central and Eastern Europe. Revenue in the Asia-Pacific region grew 7.0% (+4.9% at constant scope and exchange rates) benefiting from growth in China and one-off projects in Japan.

▪
Technologies and Networks revenue rose 4.5% (+3.0% at constant scope and exchange rates). This activity benefited from the launch of construction work on the Hong Kong sludge incinerator and the progressive recovery of services to industrial clients, despite the completion of certain large Design and Build contracts in the Middle East.

The decline in adjusted operating cash flow and adjusted operating income for the nine months ended September 30, 2011 was due to trends in Operations activities, impacted by:

▪	the negative effects of contractual erosion in France,

▪	a decrease in volumes sold, primarily in the months of July and August 2011, principally in France and in the rest of Europe,

▪	a one-off increase in asset maintenance expenses in the first quarter of 2011, mainly in the United Kingdom,

▪	and despite the good contribution of activities in the Asia Pacific region.

Adjusted operating income for the nine months ended September 30, 2011 was primarily impacted by the write-down of non-current assets in Southern Europe and North Africa in the amount of €35.2 million (accounted for at June 30) and the small amount of capital gains on divestments (down €62.1 million compared to re-presented September 30, 2010 amounts).

Environmental Services

Revenue (€ million)
Nine months ended September 30, 2011	Nine months ended September 30, 2010 re-presented	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
7,328.0	6,906.0	+6.1%	+7.0%	-0.4%	-0.5%

The 7.0% organic growth in revenue reflects the positive differential in the price of recycled raw materials accounting for approximately €194 million of growth (primarily in France and Germany), and an improvement in activity levels, notably for the treatment of hazardous waste volumes, partially offset by a deceleration in growth during the third quarter.

▪
In France, revenue increased 5.1% (+6.7% at constant scope), under the combined effect of continued strong recycled raw materials prices (paper/cardboard and metals) and the progression of certain activities, primarily hazardous waste treatment and landfill.

▪
Outside France, revenue grew 6.5% (+6.9% at constant scope and exchange rates). Revenue in Germany grew 12.1% (+9.1% at constant scope) and benefited from the increase in the price of paper and cardboard and the good contribution of activities from the commercial and industrial sectors. United Kingdom revenue increased 8.2% (+9.9% at constant scope and exchange rates), in line with the ramp-up of integrated contracts and a better asset utilization rate, and despite an economic climate which remained difficult and weighed on other activities. North America revenue declined by 5.5% (+0.4% at constant scope and exchange rates), and benefitted from an improvement in solid waste and hazardous waste treatment activities, but was penalized by a fall in the fleet utilization rate in the Gulf of Mexico in the Marine Services business. In the Asia-Pacific region, revenue grew 12.9% (+5.4% at constant scope and exchange rates) and benefited from growth in industrial services and commercial waste collection activities in Australia.

The decline in adjusted operating cash flow and adjusted operating income for the nine months ended September 30, 2011 was mainly due to:

▪	operational difficulties in the Marine Services business in the Gulf of Mexico, with in particular a fall in asset utilization rates, and to a lesser extent, operational difficulties in Italy,

▪	the consequences of the notification of the early termination of the Alexandria contract (Egypt), and

▪	an unfavorable movement in fuel prices,

and was countered by:

▪	favorable recycled raw material price effects during the first three quarters of 2011, with a less favorable base effect in the third quarter of 2011 compared to 2010,

▪	improved hazardous waste treatment activity levels in France, United States and Asia, and

▪	the ramp-up of integrated contracts in the United Kingdom.

Adjusted operating income includes the impact of the above items and benefitted from a favorable comparison related to the expense generated by the change in discount rates used to calculate site remediation provisions as of September 30, 2011.

Energy Services

Revenue (€ million)
Nine months ended September 30, 2011	Nine months ended September 30, 2010 re-presented	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
5,076.2	4,893.8	+3.7%	+2.1%	+1.4%	+0.2%

Revenue increased 3.7% (+2.1% at constant scope and exchange rates) mainly due to the favorable impact of energy prices (accounting for approximately €156 million in growth compared to the nine months ended September 30, 2010), which offset the negative impact of less favorable weather conditions throughout Europe in 2011 compared to 2010.

▪	In France, revenue increased 4.9% at current scope, driven by the increase in the average fuel basket in considerably less favorable weather conditions than in 2010.

▪
Outside France, revenue increased 1.5% (-0.3% at constant scope and exchange rates); the increase in the price of heat and electricity in 2011 compared to 2010 offset the unfavorable weather conditions in Central Europe and commercial and operational difficulties in Southern Europe, particularly in Italy and Spain, with the downturn in the Works business and the halt in new installations in the solar panel sector.

▪	External revenue growth in the Energy Services division in 2011 is mainly attributable to the reorganization of activities in the Czech Republic completed in 2010.

The decline in adjusted operating cash flow and adjusted operating income for the nine months ended September 30, 2011 was mainly due to operational and economic difficulties in Southern Europe and comparatively unfavorable weather conditions versus the prior year period, and despite the favorable impact of energy prices, particularly in France.

Veolia Transdev
Revenue (€ million)
Nine months ended September 30, 2011	Nine months ended September 30, 2010 re-presented	Nine months ended September 30, 2010 published	% Change 2011/2010	Internal growth*	External growth*	Foreign exchange impact
2,275.1	-	4,286.4	-	-	-	-

The contribution of the new entity, Veolia Transdev, is recorded as external growth in the comparison with re-presented figures for the nine months ended September 30, 2010.

Veolia Transdev revenue for the nine months ended September 30, 2011 is down 46.9% compared to previously published figures for Veolia Transport for the same period in 2010, representing a decrease of €2,011.3 million, including a scope impact of €1,931.6 million relating to the Veolia Transdev combination.

Activity developed outside France (particularly in North America and Australia), while revenue was stable in France.

Adjusted operating cash flow and adjusted operating income for the nine months ended September 30, 2011 are down compared to the same period in 2010, primarily due to increased fuel costs, pressure on margins in France, and the difficult launch of the Göteborg contract in Sweden.

Definition of key indicators used in the press release

Adjusted operating income is equal to operating income adjusted for impairment of goodwill, badwill recognized in net income and certain other items defined as special items. An accounting item is a special item if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

The term “internal growth” (or “at constant scope and exchange rates”) includes growth resulting from:

o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;

o	new contracts;

o	the acquisition of operating assets allocated to a particular contract or project.

The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

U.S. investors contact: Terri Anne Powers 1-312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

TELEPHONE CONFERENCE CALL

(RESERVED FOR ANALYSTS AND INSTITUTIONAL INVESTORS)

KEY FIGURES FOR THE FIRST NINE MONTHS OF 2011

Pierre-François Riolacci
(Vice President in Charge of Finance)

Thursday November 10, 2011 at 9:00 a.m. (CET)

To join the call dial :

France :  +33 (0)1 70 99 32 12

Or

UK :  +44 (0)20 71 62 01 77

(Code 906254)

A replay will be available from November 10 through November 20, 2011

N° telephone (France)	+33 (0)1 70 99 35 29
N° telephone (UK)	+44 (0)20 7031 4064
N° telephone (USA)	1-954-334-0342

(Code 905866#)